EXHIBIT 99.26

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 11-2003	June 12, 2003

INDEPENDENT SCOPING STUDY SHOWS ANNUAL PRODUCTION
OF 92,400 OZ. GOLD AND 4.6-MILLION OZ. SILVER, WITH
IRR OF 247%, ON MEASURED AND INDICATED RESOURCE AT
GAMMON’S 100%-OWNED OCAMPO UNDERGROUND PROJECT.

Gammon Lake is pleased to announce the results of a Preliminary Economic Scoping Study conducted by Kappes, Cassiday & Associates (KCA), of Reno, Nevada, on its 100%-owned Ocampo Northeast Gold/Silver Project. The recently released resource estimates for the project, audited by Pincock Allen and Holt, were the basis for KCA’s economic analysis. The scoping study results demonstrate an extremely robust economic potential for the project.

The study indicates an Internal Rate of Return (IRR) of 247% at a gold price of $US 325/oz. and a silver price of $US 4.60/oz., and a mine payback of just 5 months, for the currently defined measured and indicated underground resource of 660,500 oz./gold and 34-million oz./silver at the project. Annual production is indicated at 92,400 ounces of gold and 4,615,000 ounces of silver over a seven-year mine life. The cash cost of production is $US 84.93 per gold-equivalent ounce, based on 70.65 grams of silver equaling 1 gram of gold.

The Preliminary Economic Scoping Study also outlines the economic estimates for a 16-year mine life at the project. This combines the currently developed inferred resource of 884,300 oz./gold and 43.2-million ounce/silver with the above-cited currently developed measured and indicated resource. At a gold price of $US 325/oz., and a silver price of $US 4.60, the 16-year mine life scenario indicates an IRR of 252% with a mine payback of 4.9 months. Annual production is indicated at 94,600 oz. gold and 4.6-million oz. silver. The cash cost of production is $US 83.67 per gold-equivalent ounce.

Kappes, Cassiday & Associates (KCA) is a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. The Consultant has drawn on its experience with fabricating and constructing over 40 mines, as a basis for preparing the capital and operating cost projections.

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Economic Analysis and Study Parameters

The following table summarizes the economic parameters of the KCA study. All dollar values are in US currency.

	Phase 1* (7 yr. mine life)	Phase 2* (16 yr. mine life)

Annual Gold Production	92,400 oz.	94,600 oz.

Annual Silver Production	4,615,000 oz.	4,630,000 oz.

Cash Cost/Oz eAu	$84.93	$83.67

Cash Cost/Oz eAg	$1.20	$1.18

Total Production Cost/Oz eAu	$111.86	$102.49

Total Production Cost/Oz eAg	$1.58	$1.45

Payback	4.9 Months	4.9 Months

Pre Tax Net Annual Cash Flow	$ 35,814,000	$ 36,594,000

Internal Rate of Return (IRR)	247	252

NPV 0% Discount Rate	$222.0 M	$559.4 M

NPV 5% Discount Rate	$174.0 M	$358.8 M

NPV 10% Discount Rate	$138.7 M	$244.8 M

The table below is a summary of the key parameters used in the KCA Scoping Study:

Parameters	Phase 1* (7 yr. mine life)	Phase 2* (16 yr. mine life)

Mine Type	Underground	Underground

Mine Life	7 years	16 years

Plant Through Put	1400 t/d	1400 t/d

Gold Grade	5.86 g/t	6.00 g/t

Silver Grade	302 g/t	300 g/t

Gold Recovery	96	96

Silver Recovery	93	93

Initial Capital Cost	$ 14,509,000	$ 14,509,000

Mining and Processing Costs	$26.21/t	$26.21/t

Price of Gold	$ 325.00	$ 325.00

Price of Silver	$ 4.60	$ 4.60

*The Phase 1 case utilizes only the measured and indicated resources. Phase 2 includes inferred resources.

‘Continued on page 3'

Sensitivity Analysis:  How is the project affected by changes in gold and silver prices?

The Northeast Ocampo Project has extremely robust economics. The scoping study included a sensitivity analysis outlining the effects of changes in the gold and silver price. The results of the analyses for both Phase 1 and Phase 2 year mine life, are presented below.

Phase 1 Sensitivity Analysis (7 yr. mine life)	Gold $250/oz Silver $3.54/oz	Gold $325/oz Silver $4.60/oz	Gold $400/oz Silver $5.66/oz

Payback	7.3 Months	5 Months	3.7 Months

Pre Tax Net Annual Cash Flow	$23,986,000	$35,814,000	$ 47,644,000

Internal Rate of Return (IRR)	165	247	328

NPV 0% Discount Rate	$143.9 M	$222.0 M	$300.0 M

NPV 5% Discount Rate	$111.9 M	$174.0 M	$235.9 M

NPV 10% Discount Rate	$88.5 M	$138.7 M	$188.8 M

Phase 2 Sensitivity Analysis (16 yr. mine life)	Gold $250/oz Silver $3.54/oz	Gold $325/oz Silver $4.60/oz	Gold $400/oz Silver $5.66/oz

Payback	7.1 Months	4.9 Months	3.7 Months

Pre Tax Net Annual Cash Flow	$24,591,000	$36,594,000	$ 48,616,000

Internal Rate of Return (IRR)	169	252	335

NPV 0% Discount Rate	$371.0 M	$559.4 M	$748.2 M

NPV 5% Discount Rate	$236.5 M	$358.8 M	$481.4 M

NPV 10% Discount Rate	$160.1 M	$244.8 M	$329.6 M

The study was conducted on the basis of $US 325/oz. gold and $US 4.60/oz. silver as a conservative measure, although these prices are well below actual recent metals prices. The $US 250/oz. gold and $US 3.54/oz. silver prices were chosen as a worst-case scenario at below recent historical metal price lows. Even in the worst case, the project demonstrates the potential to develop extremely robust economics.

It should be noted that the confidence level of a scoping study is +/- 20%, and that such a study is preliminary in nature only. In particular, it should be noted that Phase 2 of this scoping study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the results of the scoping study will be realized in actual grade tonnage or economic performance. Risk factors that could cause actual results to differ materially from these preliminary assessments are detailed in filings made by Gammon with securities regulators.

‘Continued on page 4'

Gammon will next complete additional infill drilling focused on potentially converting the inferred portion of the resource to a less speculative measured and indicated resource, completing additional metallurgy and test mining leading to a final feasibility study.

How many ounces of gold and silver are contained in the Northeast Ocampo Project on which this Scoping Study is based?

The KCA study focused only on the underground resources contained in Gammon’s 100%-owned Northeast Ocampo Project. The table below outlines this underground resource base, as audited by the engineering firm Pincock Allen and Holt.

Northeast Ocampo Project Underground Resource Estimate June 2003 Audited by PAH

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces

		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold

Measured	0.447	7.82	396	13.9	112,400	5,693,000	200,000

Indicated	3.058	5.57	288	10.0	548,100	28,357,000	985,000

Measured and
Indicated	3.505	5.86	302	10.5	660,500	34,050,000	1,185,000

Total Inferred	4.518	6.09	298	10.7	884,300	43,226,000	1,549,000

*The above resources utilize a 3 g/t eAu cut off, based on a 65:1 silver:gold price ratio.

It should be noted that, in addition to the above-described underground resource, a substantial near-surface resource has also been defined at the Company’s 100%-owned Northeast Ocampo Project. The economic potential of the near-surface resource was not addressed in the KCA Scoping Study. The table below outlines the additional near-surface resource base, as audited by Pincock Allen and Holt:

Northeast Ocampo Project Near-Surface Resource June 2003 Audited by PAH

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces

		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold

Measured	0.190	1.37	103	3.0	8,400	631,000	21,000

Indicated	2.187	1.32	51	2.1	92,500	3,558,000	147,000

Measured and						100,900	168,000
Indicated	2.377	1.32	55	2.2	4,189,000

Inferred	1.108	1.12	47	1.8	39,734	1,672,185	66,000

*The near-surface resource utilizes a 0.4 g/t eAu cut off, based on a 65:1 silver:gold price ratio.

‘Continued on page 5'

What is the Flow Sheet for the Underground Project?

The Scoping Study envisions a 1,400 tonne per day underground mine utilizing narrow vein block caving mining techniques with the ore being processed in a conventional cyanide milling and processing plant. The envisioned recovery circuit utilizes the Merill-Crowe process. The following flowsheet shows how the ore will be processed once it is mined.

‘Continued on page 6'

What is the next phase in Gammon’s plan?

The Company will continue the drilling of targets throughout its 100%-owned property position, and shortly plans to announce an expanded drilling program phase. The drilling will test for additional shallow surface and underground deposits, with the ultimate target of developing a resource of 5-million or more gold-equivalent ounces at the 100%-owned Northeast Ocampo Project area.

The Company is currently driving 2.5 kilometers of underground development of ramps and adits in the form of 4x4.5 meter tunnels. This will enable Gammon to focus underground drilling on the high-grade zones in order to better define and potentially increase the size of the resource. Test mining and bulk sampling will be conducted in order to obtain larger metallurgical samples and refine the mining and processing cost estimates needed to complete a feasibility study.

Does this Scoping Study include in any way the Gammon-Bolnisi Joint Venture?

No.

This study is based solely on Gammon’s 100%-owned Northeast Ocampo Project. Revenues accruing to Gammon from any production anticipated at the Ocampo Open Pit area of the project where Bolnisi is earning-in a 60% interest, would be in addition to those derived from the potential development of the underground mine that is the subject of the Scoping Study.

Bolnisi recently confirmed to Gammon Lake that it has reached a decision to proceed to meet all terms of the Earn-In Agreement, and has commenced bank-financing discussions to put the open pit project into production, with the Final Feasibility now in final optimization stages.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Dan Kappes P.E. in Mining and Metallurgy of Kappes, Cassiday & Associate (KCA), and Mr. Clancy Wendt, P.Geo., of Pincock, Allen and Holt, are the qualified persons responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.